Mail Stop 3561

								March 9, 2006

 BY U.S. Mail and Facsimile [ (703) 256 - 2430 ]

 Ms. Cheryl A. Dragoo
   Chief Financial Officer
 BOWL AMERICA INCORPORATED
 6446 Edsall Road
 Alexandria, Virginia  22312

 	Re:	Bowl America Incorporated
 		Form 10-K for Fiscal Year Ended July 3, 2005
 		Filed September 30, 2005
 		File No. 1-07829

Dear Ms. Dragoo:

	We have reviewed the above referenced filing based upon an examination restricted solely to considerations of Selected Financial
Data, Management`s Discussion and Analysis, and the Financial Statements and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp," within 15 business days of the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



FORM 10-K (Fiscal Year Ended July 3, 2005)
July 3, 2005 Annual Report (as incorporated by reference)

Management`s Discussion and Analysis, page 2

Liquidity and Capital Resources

1. In future filings, disclose whether or not you have third party sources of funding available, such as lines or letters of credit, and the amounts involved.

Results of Operations

2. In future filings, expand your discussion of Total Operating Expenses to describe the reasons why there will be a significant increase in health insurance costs in the new plan year, and the impact the increase will have on your results of operations. To the extent material, discuss the (i) nature of your employer benefit plans, including the discount rate used in the projected benefit obligation and how the rate was determined, (ii) the effects of accounting for these plans, such as the material assumptions and estimates used, and (iii) amount and sources for funding of the accumulated and projected benefit obligations and its impact on your financial condition and operating performance. Also, we do not see any disclosure in your audited footnotes of a defined benefit plan or postretirement benefit plan. Please provide disclosures as appropriate, or supplementally advise.

Financial Statements

Consolidated Statements of Earnings & Comprehensive Earnings, page
5

3. Reference is made to your classification of "gain on sale of land, buildings and equipment" as other income. In accordance with the guidance in paragraph 45 of SFAS No. 144 as well as footnote 68 in Staff Accounting Bulletin No. 104 (Topic 13), you should classify gains (as well as losses) from the sale of assets within "Operating
Income" in your consolidated statements of earnings. Please revise accordingly in future filings.

Consolidated Statements of Cash Flows, page 7

4. Supplementally explain to us why you have reflected the sale of Bowl America Silver Spring in fiscal 2004 as a non-cash transaction shown as a non-cash investing and financing activity in the amount of
$2,351,800. We note the disclosure included in your June 27, 2004 Annual Report on Form 10-K that the Silver Spring property had been reflected as held for sale with a carrying basis of $117,948 at June
29, 2003, and that the property was sold in August 2003 where you received $2.3 million and recognized a gain on the sale of $2,168,117. Tell us where you have reflected the cash proceeds from the sale in the fiscal 2004 financial statements. In addition, reconcile for us the gain of $2,168,117 disclosed in the financial statements notes of the prior year Form 10-K with the $2,201,240 gain amount disclosed on the face of the fiscal 2004 financial statements and tell us how the recorded gain amount was calculated. If the Silver Spring property was exchanged for non-monetary consideration, please explain to us what the non-monetary consideration consisted of, and where it is reflected in your balance sheet, and how you calculated the gain recorded on an exchange of non-monetary assets.
As applicable, your response should address APB 29 and EITF 01-2. We may have further comment after review of your response.

Financial Statement Notes

5. In future filings, please consider including an accounting policy footnote with respect to your pre-opening costs, if material. Further, please expand your Land, Buildings, and Equipment note to disclose how you account for construction in progress costs.

FORM 10-Q (Quarter Ended October 2, 2005) and
FORM 10-Q (Quarter Ended January 1, 2006)

Management`s Discussion and Analysis

Results of Operations

6. In future filings, please delete the non-GAAP measure "Operating expenses excluding depreciation and amortization", as it does not comply with Item 10(e) of Regulation S-K. We refer you also to Question Nos. 8 and 9 of the Staff`s "Frequently Asked Questions Regarding the Use of NonGAAP Financial Measures", issued June 13, 2003.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

			In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at
(202) 551-3328, or Mr. Lyn Shenk, Assistant Chief Accountant, at
(202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3211 with any other questions.

      Sincerely,



							David R. Humphrey
							Accounting Branch Chief

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Ms. Cheryl A. Dragoo
Bowl America Incorporated
March 9, 2006
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